SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Abeja Ventures, LLC Attn: Lawrence Mehren, Manager 5661 North Calle Mayapan Tuscon, Arizona 85718	Copies to: Daniel M. Mahoney Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004
(520) 344-9508	(602) 382-6206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons. Abeja Ventures, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	0
	8	Shared Voting Power	0
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	0%
14	Type of Reporting Person	OO

CUSIP No. 00430H 102

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”). The Company’s principal executive offices are located at 3950 South Country Club, Suite 470, Tucson, Arizona 85714.

Item 2. Identity and Background

(a) The person filing this Schedule 13D is Abeja Ventures, LLC, a Delaware limited liability company (“Abeja”). Abeja’s managers are John Patience, a citizen of the United States (“Patience”), and Lawrence Mehren, a citizen of the United States (“Mehren”).

(b) The address of Abeja’s principal office is 5661 N. Calle Mayapan, Tucson, Arizona 85718.

(c) Abeja was formed for purposes of facilitating the transactions described below in Item 3 of this filing. Patience is a manager of Abeja, a private investor, and a member of the board of directors of the Company and Stericycle, Inc. (NASDAQ: SRCL). Mehren is a manager of Abeja, President and Chief Executive Officer of the Company, and a member of the Company’s board of directors.

(d) During the past five years, neither Patience nor Mehren has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Patience nor Mehren has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f) Each of Patience and Mehren is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

As previously discussed, on June 26, 2012, Abeja purchased 14,000,000 shares of Common Stock directly from the Company in a private placement transaction for an aggregate cash purchase price of $14,420,000. Abeja also acquired a warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $1.03 per share, and a warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $2.00 per share, with each such warrant exercisable prior to the fifth anniversary of the closing of the transaction. No additional consideration was paid for the warrants. The cash purchase price for the shares was paid out of Abeja’s general working capital, and none of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

On March 6, 2013, Abeja exercised its warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $1.03 per share. Shares issuable upon exercise of the $1.03 warrant were issued directly to members of Abeja on a pro rata basis in accordance with their membership interests. On March 6, 2013, Abeja also partially exercised its warrant to purchase 7,000,000 shares of Common Stock at an exercise price of $2.00 per share in the amount of 6,428,840 exercised shares. Shares issuable upon exercise of the $2.00 warrant in the amount of 6,428,840 shares were issued directly to members of Abeja on a pro rata basis in accordance with their membership interests. The remaining 571,160 unexercised warrants at an exercise price of $2.00 per share were assigned to Abeja’s members that did not desire to exercise such warrant to the full extent of their membership interests. The cash purchase price for the shares issuable upon exercise of the warrants was paid out of Abeja’s general working capital, and none of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

CUSIP No. 00430H 102

Finally, on March 6, 2013, Abeja distributed all other shares of Common Stock held by it to its members on a pro rata basis in accordance with their membership interests. Following March 6, 2013, Abeja no longer holds any warrants or shares of Common Stock.

Item 4. Purpose of Transaction

Abeja purchased the securities referenced in Item 3 above to acquire a controlling interest in the Company, and to provide sufficient capital to support the Company’s research and development, product development and marketing initiatives.

Except for the foregoing, none of Abeja, Patience or Mehren has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a) Following the warrant exercises and other transactions described in Item 3 above, there were 38,832,209 shares of Common Stock issued and outstanding based on information provided to the reporting person by the Company.  After giving effect to such transactions, the following persons beneficially own the number of shares of Common Stock indicated below:

•	Abeja beneficially owns 0 shares of Common Stock, representing 0% of the issued and outstanding Common Stock.

•	Patience beneficially owns 5,733,788 shares of Common Stock, representing 14.8% of the issued and outstanding Common Stock. The shares beneficially owned by Patience include 3,822,525 shares held by the John Patience Trust dated 7/23/1993 and 1,911,263 shares held by Patience Enterprises LP. Patience has sole voting and dispositive power with respect to the shares held by such entities. Patience disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

CUSIP No. 00430H 102

•	Mehren beneficially owns 4,302,389 shares of Common Stock, representing 10.4% of the issued and outstanding Common Stock (assuming the number of issued and outstanding shares of Common Stock is increased by the number of options and warrants beneficially owned by Mehren, as described below). The shares beneficially owned by Mehren include 1,576,792 shares held by MAB, LLC, options to purchase 2,200,000 shares of Common Stock that are exercisable within 60 days, and warrants to purchase 525,597 shares of Common Stock that are exercisable within 60 days and are also held by MAB, LLC. Mehren is the manager of MAB, LLC and in that capacity has sole voting and dispositive power with respect to the shares held by it. Mehren disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(b) See Item 5(a) above.

(c) See Item 3 above. Other than as set forth therein, no transactions in shares of Common Stock have been effected by Abeja, Patience or Mehren within the past 60 days.

(d) Not applicable.

(e) On March 6, 2013, Abeja ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The members and managers of Abeja, including Patience and Mehren, have entered into a customary Limited Liability Company Agreement that governs the management and operations of Abeja. Among other things, Abeja’s Limited Liability Company Agreement contains certain rights and obligations of the managers with respect to the voting and disposition of the securities held by Abeja, as well as limitations on the members’ ability to transfer their membership interests in Abeja.

Except as otherwise described in this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) exist between Abeja, Patience, Mehren and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The securities referenced herein have not been pledged and are not otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over any securities.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 20, 2013	ABEJA VENTURES, LLC

	By:	/s/ Lawrence Mehren
Lawrence Mehren, Manager